FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For October 31, 2007

Commission File Number 0-50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                             No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) is pleased to provide an update on activities underway at its 19,000-acre (7,700-hectare) Picachos project in Durango, Mexico. In recent months, NWT has conducted an IP survey and rock sampling over Los Cochis, one of four contiguous precious metal districts on the Picachos property. Work is being conducted to ensure that NWT and its shareholders get full value for this asset. Assay results from rock chip channel and rock grab samples reveal individual values of up to 145 ounces per ton (4,975 grams per tonne) silver, 0.25 oz/t (8.61 g/t) gold, 53% zinc as well as 50% lead. Two targets at Los Cochis were defined as part of the exploration program: El Fresno and La Tijera. Drilling is scheduled as the next step of the ongoing work program.

“Of the four districts, NWT chose to focus on Los Cochis because of its potential to host large-tonnage, near-surface silver-lead-zinc mineralization that is amenable to open-pit mining,” said Marek J. Kreczmer, President and CEO of NWT Uranium. “We are encouraged by the high levels of silver-lead-zinc mineralization returned from our rock sampling program and by the fact that our results correspond to other well-known Mexican massive sulphide-base metal deposits.”

El Fresno is characterized by high silver geochemistry in a 2,625-foot by 1,640-foot (800-meter by 500-meter) area that trends east-southeast. The average assay value of 164 rock chip-channel and grab samples is 9.5 oz/t (328 g/t) silver, 1.62% zinc, 1.01% lead and 0.05% copper. Most samples from El Fresno were cut from disseminated and stockwork mineralization exposed in creek draws and historic workings. Results include 157 feet (48 meters) of 1.6 oz/t (56 g/t) silver, 0.4% lead and 1.2% zinc (average result of 34 continuous chip-channel samples).

La Tijera is a complex northwest-trending fault zone northeast of El Fresno that controls the emplacement of diorite porphyry intrusions, quartz-feldspar porphyritic monzonite intrusions and gold-rich mineralization. The fault zone is a crustal-scale lineament that strikes into the El Toro district, five miles (eight kilometers) to the northwest on the Picachos property. The average result of 47 chip channel and grab rock samples from mineralized parts of the fault are 14.2 oz/t (489 g/t) silver, 5.26% zinc, 3.3% lead and 0.02 oz/t (0.9 g/t) gold. The fault is marked as a chargeability anomaly with some depth on the IP survey.

NWT has an option to earn a 70% interest in Picachos from Yamana Gold as announced in a press release dated July 12, 2006.

Quality Assurance

Sampling was supervised by Michelle Robinson, MASc., P.Eng., who is a qualified person as defined by National Instrument 43-101 and a consultant to NWT Uranium. Ms. Robinson has supervised the preparation of and verified all data in this press release. All samples were cut and bagged, then security sealed. Samples were submitted to Chemex Labs in Hermosillo for preparation and for analysis in Vancouver, Canada. Silver and base metals were analyzed using ICP-AES methods on a 5 gram sample pulp digested in hot aqua regia. Gold was analyzed using conventional fire assay of a 50 gram sample pulp with atomic absorption. Samples with more than 200 g/t silver, and 1% lead, zinc or copper (overlimits) were re-assayed.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: October 31, 2007